Exhibit 1.02

Briggs & Stratton Corporation
Conflict Minerals Report
For the Year Ended December 31, 2013

Section 1: Introduction
This is the Conflict Minerals Report (the “Report”) of Briggs & Stratton Corporation (the “Company”) for the year ended December 31, 2013 (which excludes conflict minerals that, prior to January 31, 2013, were located outside the supply chain) in accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”). Rule 13p-1 imposes reporting requirements on registrants who manufacture, or contract to manufacture, products that contain conflict minerals that are necessary to the functionality or production of the products. Conflict minerals are defined to include columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “3TG”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD, and the reader is referred to those sources and to the 1934 Act Release No. 34-67716 (August 22, 2012) for such definitions.
The Company is the world’s largest producer of air cooled gasoline engines for outdoor power equipment. It designs, manufactures, markets and services these products for original equipment manufacturers (“OEMs”) worldwide. In addition, the Company markets and sells related service parts and accessories for its engines. Through its wholly owned subsidiary, Briggs & Stratton Power Products Group, LLC, the Company is also a leading designer, manufacturer and marketer of generators, cleaning systems, snow throwers, lawn and garden powered equipment (primarily riding mowers) and related service parts and accessories.
Section 2: Due Diligence Framework
In accordance with U.S. Securities and Exchange Commission (“SEC”) rules, the Company undertook due diligence efforts to determine whether the 3TG in the products it manufactures, or contracts to manufacture, that are necessary to the functionality or production of the products, originated in the Democratic Republic of the Congo or an adjoining country (the “DRC” or the “Covered Countries”) or are from recycled or scrap sources. The Company designed its due diligence measures to conform, in all material respects, with the internationally recognized due diligence framework set forth in the Organisation for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”) and related supplements for each of the conflict minerals.
Section 3: Due Diligence Measures Undertaken
The Company’s due diligence efforts for 2013, which included the five steps of the OECD Framework, are set forth below:
Step 1: Establish Strong Company Management Systems

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Established a conflict minerals group and governance structure defining the individuals and functional areas, including executive level support, involved in governing the Company’s conflict minerals program, and established specific roles and responsibilities for those involved in governing the program. The primary responsibilities of the conflict minerals group include reviewing and approving the due diligence measures undertaken to comply with SEC Rule 13p-1 and overseeing the preparation of Form SD and this Report.

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Established a policy statement with respect to sourcing conflict minerals from the DRC. The policy states that the Company is committed to sourcing parts, components and materials from suppliers that conduct business with a high degree of integrity and in a socially and environmentally responsible manner, that suppliers must provide us with completed conflict minerals declarations annually and cooperate with any other due diligence that may be necessary in connection with our compliance efforts, and that the Company may stop doing business with any supplier that fails to comply with the policy. The Company posted its policy statement on its website at www.basco.com.

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Amended our Supplier Code of Conduct and the terms and conditions of our purchasing contracts to address due diligence requirements regarding conflict minerals, notified suppliers of the amendments and of the Company’s conflict minerals policy statement, and established a grievance mechanism to enable reporting of grievances.

•	Retained conflict mineral program documentation in accordance with our existing corporate retention policy and procedures.

Step 2: Identify and Assess Risk in the Supply Chain

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Conducted a survey based on the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Mineral Reporting Template with the suppliers identified during the assessment of the Company’s supply chain and reasonable country of origin inquiry that the Company believed represented a risk of supplying parts or components that may contain 3TG from one or more of the Covered Countries.

•	The returned survey responses were reviewed and recorded. Based on responses, certain suppliers were subject to follow up for clarification and requests for additional information.

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Requested certifications from suppliers affirming that the information contained in the supply chain survey was accurate and that the supplier will comply with our Supplier Code of Conduct, as well as our conflict minerals policy statement, and the terms and conditions set forth in our purchase contracts.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

•	A summary was prepared on a periodic basis stating the results of the risk assessment process and the procedures performed.

•	Suppliers who did not respond, or who provided incomplete or inconsistent responses, were flagged for additional follow up and clarification.

Step 4: Third-Party Audit of Smelters/Refiners’ Due Diligence Practices
The Company is a downstream consumer of 3TG and is many steps removed from smelters and refiners who provide minerals and ore. The Company does not purchase raw ore or unrefined 3TG, and does not, to the best of its knowledge, directly purchase these minerals from any of the Covered Countries. Therefore, the Company does not perform or direct audits of smelters and refiners within its supply chain.
Step 5: Report Annually on Supply Chain Due Diligence
This Report and the associated Form SD, which were filed with the SEC, are also available on the Company’s website at www.basco.com.
Section 4: Determination
The Company grouped its products into the following categories: engines and outdoor power equipment including lawn and garden products, generators, cleaning systems, and snow throwers. On the basis of the due diligence measures described above, the Company does not have sufficient information from suppliers or other sources to conclude whether the 3TG originated in the Covered Countries, and, if so, whether the 3TG were from recycled or scrap sources.
Further, based on the due diligence procedures performed, the Company is unable to determine the facilities used to process the 3TG or their country of origin. The Company’s efforts to determine the mine(s) or location of origin with the greatest possible specificity included the use of the due diligence measures described above.
Section 5: Steps to Improve Efforts to Mitigate Risk
The Company intends to take the following steps to improve the number and quality of supplier responses in the next compliance period and to mitigate any risk that the 3TG used in the Company’s products may benefit armed groups:

•	Conduct ongoing communication and training with suppliers and relevant employees related to the responsibilities and expectations of the Company’s conflict minerals policy statement and procedures.

•	Contact suppliers that have been flagged for additional follow-up and clarification.

•	Continue assessing and respond to supply chain risks, including supplier adherence to Company policies.

Section 6: Independent Audit
For 2013, pursuant to SEC rules, an independent private sector audit of this Report was not required.